Idaho Power Company
                       Consolidated Financial Information

                       Ratio of Earnings to Fixed Charges
                                                                                         Twelve Months
                                          Twelve Months Ended December 31,                   Ended
                                                (Thousands of Dollars)                     June 30,
                                         1989      1990      1991      1992      1993        1994
Computation of Ratio of Earnings to
 Fixed Charges:
  Consolidated net income             $ 84,737  $ 69,241  $ 57,872 $ 59,990  $ 84,464    $ 79,883

Income taxes:
  Income taxes (includes amounts
  charged to other income and
  deductions)                           45,336    26,418    24,321   24,601    38,057      34,881
  Investment tax credit adjustment      (3,295)   (3,184)   (3,177)  (1,439)   (1,583)     (2,328)

     Total income taxes                 42,041    23,234    21,144   23,162    36,474      32,553

Income before income taxes             126,778    92,475    79,016   82,152   120,938     112,436

Fixed Charges:
  Interest on long-term debt            49,629    50,119    54,370   53,408    53,706      51,378
  Amortization of debt discount,
   expense and premium - net               238       309       374      392       507         560
  Interest on short-term bank loans      2,200     1,027       935      647       220         323
  Other interest                         3,164     2,259     3,297    1,011     2,023       2,434
  Interest portion of rentals              757       902       884      683     1,077         856

     Total fixed charges                55,988    54,616    59,860   56,141    57,533      55,551

Earnings - as defined                 $182,766  $147,091  $138,876 $139,293  $178,471    $167,987

Ratio of earnings to fixed charges       3.26X     2.69X     2.32X    2.48X     3.10X       3.02X